October 9, 2019

Joseph Miller
Chief Financial Officer
Cerecor Inc.
540 Gaither Road, Suite 400
Rockville, Maryland 20850

       Re: Cerecor Inc.
           Registration Statement on Form S-3
           Filed September 27, 2019
           File No. 333-233978

Dear Mr. Miller:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3 filed September 27, 2019

Choice of Forum, page 14

1. We note that your amended and restated certificate of incorporation identifies the Court of
       Chancery of the State of Delaware as the exclusive form for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would
 Joseph Miller
Cerecor Inc.
October 9, 2019
Page 2
      enforce such provision and that investors cannot waive compliance with federal securities law and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 or Celeste
Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameJoseph Miller
                                                           Division of
Corporation Finance
Comapany NameCerecor Inc.
                                                           Office of Life
Sciences
October 9, 2019 Page 2
cc:       Andrew J. Gibbons
FirstName LastName